Baldwin & Lyons, Inc.

Form 10-Q, Exhibit 11

Computation of Earnings Per Share

	Three Months Ended
	March 31
	2008	2007
Basic:

Average number of shares outstanding	15,242,614	15,137,097

Net Income (Loss)	$ (4,607,537)	$ 8,211,240

Per share amount	$ (0.30)	$ .54

Diluted:

Average number of shares outstanding	15,242,614	15,137,097
Dilutive stock options--based on
treasury stock method using
average market price	0	20,286

Totals	15,242,614	15,157,383

Net Income (Loss)	$ (4,607,537)	$ 8,211,240

Per share amount	$ (0.30)	$ .54